UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 15)*

                 Physician Computer Network, Inc.
                         (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                           71940 K 109
                          (CUSIP Number)

                      Jonathan Klein, Esq.
           Gordon Altman Butowsky Weitzen Shalov & Wein
                 114 West 47th Street, 20th Floor
                     New York, New York 10036
                          (212) 626-0800

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         January 28, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  / /

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 6 Pages
                  List of Exhibits is on Page 6

                           SCHEDULE 13D

CUSIP No. 71940 K 109                            Page  of 6 Pages


1    NAME OF REPORTING PERSON
          Jeffry Picower

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               28,681,522

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               28,681,522

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          28,681,522

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.7%

14   TYPE OF REPORTING PERSON*
          IN

                              SCHEDULE 13D

CUSIP No. 71940 K 109                                    Page  of 6 Pages


1    NAME OF REPORTING PERSON
          Decisions Incorporated

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               28,681,522

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               28,681,522

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          28,681,522

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          47.7%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 71940 K 109                                    Page  of 6 Pages


1    NAME OF REPORTING PERSON
          JA Special Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               28,681,522

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               28,681,522

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          28,681,522

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.7%

14   TYPE OF REPORTING PERSON*
          PN

                     SCHEDULE 13D - AMENDMENT NO. 15


     The undersigned, Jeffry M. Picower ("Picower"), Decisions Incorporated, a Delaware corporation ("Decisions") and JA Special Limited Partnership, a Delaware limited partnership ("JA Special"), (collectively the "Registrants") amend the Schedule 13D dated December 9, 1991 (the "Initial Filing"), as amended by Amendment No. 1 to the Initial Filing dated December 26, 1991, Amendment No. 2 to the Initial Filing dated May 11, 1992, Amendment No. 3 to the Initial Filing dated November 18, 1992, Amendment No. 4 to the Initial Filing dated November 23, 1992, Amendment No. 5 to the Initial Filing dated December 9, 1992, Amendment No. 6 to the Initial Filing dated December 21, 1992, Amendment No. 7 to the Initial Filing dated February 22, 1993, Amendment No. 8 to the Initial Filing dated May 10, 1993, Amendment No. 9 to the Initial Filing dated December 31, 1993, Amendment No. 10 to the Initial Filing dated January 27, 1994, Amendment No. 11 to the Initial Filing dated January 4, 1995, Amendment No. 12 to the Initial Filing dated August 3, 1995, Amendment No. 13 to the Initial Filing dated September 18, 1995, and Amendment No. 14 to the Initial Filings dated August 2, 1996, with regard to the shares of common stock, par value $.01 per share ("Shares"), of Physician Computer Network, Inc. (the "Issuer"), a corporation organized under the laws of New Jersey as set forth below. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

Item 3.  Source and Amount of Funds or Other Consideration

          Item 3 is hereby amended to add the following:

          On January 28, 1998, the Registrant acquired 730,000 Shares in an open market transaction. The aggregate purchase price of the 730,000 Shares purchased by the Registrants on January 28, 1998, is $2,783,125. The source of funding for the purchase of these Shares is general working capital of the Registrants.


Item 4.   Purpose of Transaction

          Item 4 is hereby amended to add the following:

          Registrants acquired the Shares for investment purposes.


Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended to add the following:

          As of the close of business on January 28, 1998, Registrants may be deemed to beneficially own in the aggregate 28,681,522 shares of common stock, par value $.01 per share, of the Issuer (the "PCN Common Stock"), representing approximately 47.7% (computed in accordance with rule 13d-3(d)(1)) of the Issuer's outstanding common stock as of November 13, 1997 in the Issuer's most recent filing on Form 10-Q dated November 15, 1997 filed with the Securities and Exchange Commission.) Registrants have direct beneficial ownership of the Common Stock as follows:

                                   Approximate Percentage
                                   of Outstanding Shares
               Number of Shares    (computed in accordance
Name           PCN Common Stock    with rule 13d-3(d)(1))

JA Special        28,681,522              47.7%


The following sets forth all transactions with respect to Shares effected during the past sixty days by the Registrants. On January 28, 1998, JA Special purchased in an open market transaction 730,000 Shares of PCN Common Stock at a per Share price of $3 13/16 for an aggregate price of $2,783,125.00. In addition, a warrant issued to Jeffry Picower on September 13, 1995, and subsequently transferred to JA Special, first became exercisable on September 13, 1997, and, therefor is included in the Registrants' calculation of beneficial ownership.

               The warrant is exercisable in whole and not in part for 5,000,000 shares at an exercise price of $25,000,000 ($5 per share) at any time prior to 5:00 p.m. on September 13, 2002.


Item 7.   To Be Filed as Exhibits

Exhibit 1      Joint Filing Agreement






































                               SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 1998



                              /s/  Jeffry M. Picower
                                   Jeffry M. Picower



                              DECISIONS INCORPORATED



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President


                              JA SPECIAL LIMITED PARTNERSHIP


                              By:  Decisions Incorporated
                                   General Partner



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President